UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE

ACT OF 1934

MGI PHARMA, INC.

(Name of Subject Company (Issuer))

JAGUAR ACQUISITION CORP.

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.01 per share,

and associated preferred stock purchase rights

(Title of Class of Securities)

552880-10-6

(CUSIP Number of Class of Securities)

Douglas Snyder, Esq.

Jaguar Acquisition Corp.

100 Tice Boulevard

Woodcliff Lake, NJ 07677

(201) 746-02305

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

George J. Sampas, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4945

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	N/A N/A N/A N/A

☒

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

THE FOLLOWING PRESENTATION MATERIAL WAS MADE AVAILABLE ON THE WEBSITE OF EISAI CO., LTD. ON DECEMBER 10, 2007.

1 December 10, 2007 Eisai Acquisition of MGI PHARMA, INC.

2 Important Additional Information Will be Filed with the Securities and Exchange Commission (“SEC”) The tender offer described in this news release has not yet commenced, and this news release is neither an offer to purchase nor a solicitation of an offer to sell shares of MGI PHARMA’s common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed by a Jaguar Acquisition Corp. with the SEC, and the solicitation/ recommendation statement will be filed by MGI PHARMA with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by a subsidiary of Eisai or MGI PHARMA with the SEC at the website maintained by the SEC at http://www.sec.gov/ The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Eisai

3 Safe Harbor Statement Certain statements contained in this news release, including without limitation expectations as to future sales and operating results, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Words such as “expects,” “anticipates,” “believes,” “plans,” “intends,” “estimates,” “projects,” “forecasts,” “outlook,” and similar expressions are also intended to identify forward-looking statements. The statements involve known and unknown risks, uncertainties, and other factors which may cause the company’s actual results, earnings, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general industry and market conditions, general domestic and international economic conditions such as interest rate and currency exchange fluctuations, technological advances and patents attained by competitors, challenges inherent in new product development and clinical trials, claims and concerns about product safety and efficacy, obtaining regulatory approvals, domestic and foreign healthcare reforms, trends toward managed care and healthcare cost containment, laws and regulations affecting domestic and foreign operations, inability to build production capacity to meet demand, unavailability of raw materials, and failure to gain market acceptance or third-party consents. Risks and uncertainties that could cause results to differ from expectations also include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many MGI PHARMA stockholders will tender their stock in the offer; the risk that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction. We will not undertake and specifically decline any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

44 Overview of MGI PHARMA Transaction Overview of the offer - $41 per share, transaction value approximately $3.923 billion Premium : A premium of 38.7 % on $29.55, closing price as of November 29, 2007, the day before MGI PHARMA, INC. announced strategic alternatives A premium of 37.0% on $29.92, average closing price in last 3 months until December 7, 2007 - Expect tender offer to commence mid December 2007 - The acquisition is expected to complete during January – March in 2008 Transaction has been unanimously supported by the MGI PHARMA’s Board of Directors

5 Overview of MGI PHARMA Biopharmaceutical Company Focused on Oncology and Acute Care Corporate Overview Locations: Bloomington, MN (HQ), Lexington, MA Baltimore, MD Established: 1979 Market Listing: NASDAQ (Listing in 1982) Market cap.: $2.7 billion (Share price : $33.45 as of Dec. 7. 2007) Shareholders: Institutional investors hold approximately 73% Employees: 540 people (as of February 1, 2007) Chairman and Officers Chairman: Hugh Miller President & CEO: Lonnie. Moulder EVP & CSO: Mary Lynne Hedley EVP & COO: Eric P. Loukas EVP & CFO: William F. Spengler Infrastructure • Commercial infrastructure: sales force (oncology and acute care), Marketing, Medical Affairs, etc. totaling 236 employees. • R&D: Discovery Research, Development Research, Clinical Research, Program Management, Regulatory, Safety, etc. totaling 170 employees (Source: MGI PHARMA Annual Report 2006) 13.7 (40.2) (132.4) (85.7) Net Profit/(loss) 14.5 (31.2) (134.8) (84.7) Operating Profit/(loss) 56.9 100.1 70.9 62.6 R&D expenses 288.8 342.8 279.4 195.7 Sales 3Q 2007 YTD 2006 2005 2004 ($ million) Source: MGI PHARMA announced targets Financials

6 Goal of MGI PHARMA Acquisition 1. Significantly Strengthen Oncology Business 2. Increasing the Likelihood of Achieving the Dramatic Leap Plan (DLP) Targets 3. Seeking Continuous Growth after FY2012

7 Goal of MGI PHARMA Acquisition 1. Significantly Strengthen Oncology Business

8 Small Molecules Biologics Anti- Angiogenesis Supportive Care DNA Vaccine Chemotherapy Support (e.g., nausea, Thrombocytopenia) MGI PHARMA , EISAI EISAI MGI PHARMA Comprehensive Approaches to Meet Needs of Cancer Therapies Contribution to Entire Unmet Medical Needs in Oncology Area Novel Anti- Mitosis Anti- Proliferation Induction of cell differentiation Vaccine Adjuvant Mitigation (e.g., pain) Novel Mechanism of Action Monoclonal Antibody

9 Research & Development Synergies Full-spectrum approach in oncology area Small Molecules - Novel Anti-Mitosis (E7389, E7974, Irofulven) - Induction of Cell Differentiation (Dacogen®) - Novel Mechanism of Action (E7070, E7107) - Anti-Proliferation (E6201) - Anti-Angiogenesis (E7820, E7080) Immunotherapy - DNA Vaccine (Amolimogene, ZYC300) - Monoclonal Antibody (MORAb-003, MORAb-009) - Vaccine Adjuvant (E6020) Supportive Care - Thrombocytopenia (AKR-501) - Chemotheraphy Induced Peripheral Neuropathy (GCP II inhibitor) Written in red: MGI PHARMA products

Rich Oncology Pipeline Derived from Full-Spectrum Approach

Stage		Phase I	Phase II	Phase III	Submitted
Oncotherapy	MGI PHARMA		**Amolimogene** HPV Therapeutic DNA Vaccine		
		ZYC300 Cancer Therapeutic DNA Vaccine against CYP1B1		**Dacogen®** MDS EORTC (Survival data)	
			Irofulven Semi-synthetic Derivative of Toxin Illudin S	**Dacogen®** Acute Myeloid Leukemia	
	EISAI	**E7389** Microtubule Growth Suppressor, NSCLC (combination)	**E7389** Microtubule Growth Suppressor, Breast cancer (3rd line, Subpart H) Prostate cancer, Sarcoma	**E7389** Microtubule Growth Suppressor, Breast cancer (2nd line & 3rd line)	
		E7080 VEGF receptor tyrosine kinase inhibitor	**E7820** Alpha-2 Integrin Expression Inhibitor		
		E7070 Cell Cycle G1 Phase Targeting Agent	**MORAb-003** Anti Folate Receptor Alpha mAb		
		E7974 Hemiasterlin Type Tubulin Polymerization Inhibitor			
		MORAb-009 Anti Mesothelin mAb			
		E7107 RNA Splicing Modulator			
		E6201* Proliferation Signal Blocker			
Supportive care	MGI PHARMA		**AKR-501** ITP	**Saforis™** Oral Mucositis	**Aloxi® Oral** CINV
					Aquavan® Procedural Sedation for Minor Surgery/Diagnostic

*: Phase I in preperation

10

Rich Product Line with Oncology and Supportive Care Products

Launched

Oncotherapy

MGI PHARMA

- **Dacogen®** — DNA methyltransferase inhibitor
- **Gliadel® Wafer** — Biocompatible Polymer With BCNU
- **Hexalen®** — Synthetic Cytotoxic Antineoplastic S-triazine Derivative

EISAI

- **ONTAK®** — CD25 positive cutaneous T-cell lymphoma
- **Targretin® (Capsule & Gel)** — Cutaneous T-cell lymphoma
- **Panretin®(Gel)** — AIDS-related Kaposi's sarcoma

Supportive care

MGI PHARMA

- ***Aloxi®*** — Chemotherapy Induced Nausea & Vomiting
- ***Salagen®*** — Radiation Induced Dry Mouth

EISAI

- ***Prialt®*** — Severe Chronic Pain Agent
- ***Fragmin®*** — Anti-clotting

11

12 2. Increasing the Likelihood of Achieving the DLP Targets Further Enhancing the U.S. Business Realizing Business Synergies Goal of MGI PHARMA Acquisition

13 Outcome from the acquisition - Acquiring the high-growing category leader products • Aloxi® and Dacogen® have experienced steady growth since their launch • MGI PHARMA’s total revenue growth to compound at greater than 35% over the next 5 years Continuing Double-Digit Growth in the U.S. Improving the Likelihood of Achieving 440B yen in FY2011 in the U.S $75MM $36MM 1996 Implant Treatment for Brain Cancer (PONV *1) $500MM $36MM (Approved in May 2006) 2006 (MDS) $400MM - 2008 Sedation for minor diagnostics and surgery $750MM $251MM*2 2003 (CINV) Potential Peak Sales (Est.)*3 FY2006 Sales Launch Products *1: sNDA submitted *2 Sales results for CINV *3 MGI PHARMA public announcement, November 2007 Aloxi® DACOGEN® GLIADEL® Wafer AQUAVAN® INJECTION

Strengthen Commercial Structure
Realizing Business Synergies



Oncology specialist group
• Integration of Reimbursement, Government Relations and Medical Affairs
EISAI
Hospital Team
Oncology Team
Strong
Oncology & Institutional
Commercial Structure
MGI PHARMA
Acute Care Team
Oncology Team
Accelerating Sales Growth by Integrating Commercial Structure
- Aloxi® (CINV, PONV)
- Dacogen® (MDS, AML)
- ONTAK®, Targretin® (Cutaneous T-cell lymphoma)
- Gliadel® Wafer (Biocompatible Polymer With BCNU)
- E7389 (Breast cancer, non small cell lung cancer)
- Aquavan® (Sedation)
- E7820 (Cancer)
- MORAb-003 (Ovarian cancer)

14

15 Cost Synergies (Cost Reduction and Avoidance) Reviewing and optimizing personnel/business functions and avoiding the need to hire additional workforce Reduction in need for new investments to develop U.S. oncology platform Reduction in public company costs Avoiding duplicated cost by reorganization Projected cost synergies are; FY2008 > $50MM FY2009 > $70MM FY2010 > $100MM

16 Goal of MGI PHARMA Acquisition 3. Seeking Continuous Growth After FY2012

Seeking Continuous Growth After FY2012

- Improving the likelihood of achieving the DLP goal of 1 trillion yen in net sales
- Overcoming impact of the Aricept patent expiration in the U.S.
- Acquiring product portfolio to enrich the oncology franchise

- **Aiming to become a leading global oncology company**
- **Bringing the rich and innovative pipeline products to market through strong development capability**
- **Enriching product portfolio in Neuro-Science and Oncology Area**
- **Continuous growth in sales and profit**

E7389 Breast cancer
E2007 Parkinson's disease
E5564 Severe sepsis
D2E7 Rheumatoid athritis
clevudine Hepatitis B

E2012 Alzheimer's disease
AS-3201 Diabetic complication
E7820 Alpha-2 expression integrin inhibitor
E7080 VEGF receptor TK inhibitor
E7974 Tubrin polymerization inhibitor
E7107 RNA splicing modulator
MORAb-003 Antibody, ovarian cancer
MORAb-009 Antibody, pancreatic cancer
E5555 Acute Coronary Syndrome
E3710 Acid-related disease/new PPI
E3210 IBS

Aloxi® CINV, PONV
Dacogen® Myelodysplastic syndrome
Gliadel® Wafer Implant treatment for malignant glioma
Salagen® Dry mouth
Hexalen® Ovarian cancer
Aquavan® Sedation
Saforis™ Oral Mucotitis

Amolimogene DNA vaccine
AKR-501 Thrombocytopenia
Irofulven Prostate cancer
ZYC300 DNA vaccine

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016

Dramatic Leap Plan (FY2006-2011) | **Further Leaping (FY2012 -)**

17

18 MGI PHARMA’s Major Products & Pipeline

19 Aloxi® (Injection) 5-HT3 Receptor Antagonist for Nausea and Vomiting Mode of action and characteristics - Serotonin subtype 3 (5-HT3) receptor antagonist - Only 5-HT3 receptor antagonist approved for prevention of both acute and delayed chemotherapy-induced nausea and vomiting Indication - Chemotherapy-induced nausea and vomiting (CINV) US patent protection until April 2015 Pediatric exclusivity could extend US exclusivity by six months 35% share of US 5-HT3 market and growing New indication and formulation sought - New indication: Post-operative nausea and vomiting (PONV) US NDA filed - New formulation: Oral formulation US NDA filed

20 Dacogen® Myelodysplastic Syndrome (MDS) Treatment Mode of action and characteristics - Anti-cancer activities through inhibition of DNA methylation - Broad indication in patients with MDS: All subtypes, de novo and secondary MDS, previously treated and untreated Indication - Myelodysplastic syndrome (MDS) Orphan drug exclusivity until May 2013 Pediatric exclusivity could extend US exclusivity by six months Significant growth opportunity - Launched in May 2006; now has largest dollar share in hypomethylating class - Phase III in preparation for MDS survival Clinical Development Status - Acute myelogenous leukemia (AML): Phase III

21 Gliadel® Wafer Implant Treatment for Malignant Glioma Mode of action and characteristics - Localized delivery of carmustine, DNA/RNA alkylating agent - Only FDA approved implant treatment for brain cancer Indication - As an adjunct to surgery and radiation for patients newly-diagnosed with high-grade malignant glioma - As an adjunct to surgery for patients with recurrent glioblastoma Orphan drug exclusivity period in US until Feb. 2010

22 Aquavan® Injection for Procedural Mild to Moderate Sedation Mode of action and characteristics - A prodrug of propofol (injectable anesthetic/sedative), with improved water solubility and pharmacokinetic profiles - Clinical study data show rapid onset, ease to titrate, and rapid clear-headed recovery Proposed indication - Sedation for brief diagnostic or therapeutic procedures Development stage - US NDA submitted in September 2007 Potential expansion of Eisai’s supportive care portfolio - Sedation with safe profile for diagnostic procedures such as colonoscopy or therapeutic procedures - Joint promotion with PONV indication of Aloxi®

23 Amolimogene DNA Vaccine for Cervical Dysplasia Mode of action and characteristics - Investigational DNA vaccine for human papilloma virus (HPV), a main cause of cervical dysplasia and cervical cancer Proposed indication - Cervical Dysplasia Development stage - Phase II/III

24 Financing of Acquisition

25 Method of Financing (Plan) Using cash reserves and bridge loan - Cash: $300MM - Bridge Loan: $3,623MM Permanent Loan - Plan to finance the bridge loan by various options including long-term bank loan, straight bond, etc.

26 Impact on Financials Accretive to Cash EPS (pre-goodwill amortization) in FY2008 Accretive to J-GAAP EPS (post-goodwill amortization) in FY2009 Recognizing all In-Process R&D in FY2007 Impact to FY2007 performance will be announced promptly following the final settlement of accounts

27 Valuation Conducted detailed valuation using several methods such as DCF, precedent transactions, and trading multiples In the DCF method, a significant portion of the value came from MGI PHARMA’s existing products, pipeline and synergies Used precedent transactions and trading multiples, analysis, using comparable companies and transactions in the US as additional valuation analysis

28 Return to Shareholders Momentary Changes of Business Performance Maintain stable and continuous dividend payment Aim to achieve DOE 8% as targeted Maintain trend of dividend increase (130 yen per share expected in FY2007)